UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES

(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077 North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
FOR PUERTO RICO ASSOCIATES
ANNUAL REPORT INDEX
December 31, 2009 and 2008
The following unaudited financial statements and other information of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates are included herewith:
•	Statements of Net Assets Available for Benefits — December 31, 2009 and 2008;

•	Statements of Changes in Net Assets Available for Benefits for the Period Ended December 31, 2009 and 2008;

•	Notes to Financial Statements — December 31, 2009 and 2008.
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor for the period ended December 31, 2009 is included herewith:
•	Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2009
All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
FOR PUERTO RICO ASSOCIATES
TABLE OF CONTENTS

Page No.

REQUIRED INFORMATION	4

UNAUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits — December 31, 2009 and 2008	5

Statements of Changes in Net Assets Available for Benefits for the Period Ended December 31, 2009 and 2008	6

Notes to Financial Statements — December 31, 2009 and 2008	7-13

SUPPLEMENTARY SCHEDULE

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2009	14

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
FOR PUERTO RICO ASSOCIATES
REQUIRED INFORMATION
The Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the Plan) is subject to the requirements of the Employee Retirement Security Act of 1974 (ERISA). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA under 29 CFR 2520.104-41. The financial statements and schedules are unaudited as the Plan has claimed a waiver of the annual examination and report of an independent qualified accountant under 29 CFR 2520.104.46.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 and 2008

	2009	2008
	(Unaudited)	(Unaudited)
Investments, at fair value:
Participant-directed	$423,616	$329,540
Contribution receivable — participant	309	—

Net assets available for benefits, at fair value	$423,925	$329,540

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD ENDED DECEMBER 31, 2009 and 2008

	2009	2008
	(Unaudited)	(Unaudited)
Additions:
Contributions
Participant	$46,100	$8,850
Employer	10,211	5,867

Total contributions	56,311	14,717

Investment income:
Interest and dividends	14,185	4,310
Net appreciation (depreciation) in the fair value of investments	24,468	(26,112)
Assets transferred in from the Diebold, Incorporated 401(k) Savings Plan	—	338,211

Total additions	94,964	331,126

Deductions:
Benefits paid to participants	—	1,586
Administrative expenses	579	—

Total deductions	579	1,586

Net increase during the year	94,385	329,540

Net assets available for benefits:
Beginning of period	329,540	—

End of period	$423,925	$329,540

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2009 and 2008
(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

Effective October 1, 2008, the Plan was established for the exclusive benefit of the employees of the Diebold, Incorporated (the Employer) who reside in Puerto Rico. Effective October 1, 2008, assets were transferred to the Plan from the Diebold, Incorporated 401(k) Savings Plan. Such assets reflected the entire account balance of each Puerto Rico associate who had previously participated in the Diebold, Incorporated 401(k) Savings Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

The Plan allows each participant to voluntarily contribute from one to ten percent (in one percent increments) of pre-tax compensation, but not in excess of the lesser of 10 percent of the Participant’s Compensation or $9,000 and $8,000 for 2009 and 2008, respectively or such indexed maximum amounts permitted by the Puerto Rico Internal Revenue Code of 1994, as amended. Diebold provides a company matching contribution as follows: For employees hired before July 1, 2003, 60 percent on the first three percent of Participant’s Compensation and 40 percent on the second three percent of Participant’s Compensation. For employees hired on and after July 1, 2003, 100 percent on the first three percent of Participant’s Compensation and 60 percent on the second three percent of Participant’s Compensation.

Effective April 1, 2009, the company match for the Plan was reduced or suspended. If a participant was hired before July 1, 2003, and is part of the Diebold pension plan, the match was suspended for 2009. If a participant was hired after July 1, 2003, and does not participate in the Diebold pension plan, Diebold will match 30 cents for every dollar up to six percent of income. The company match is set by the board of directors and is evaluated at least annually.

(c)	Participants’ Accounts

Each participant directs his or her contributions, as well as any employer matching contributions, into any of several investment funds within the Plan with a minimum investment in any fund of one percent. Participants’ accounts are valued on a daily basis.

Prior to June 1, 2006, the Employer’s Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account based on a predefined formula and was invested in the Diebold Company Stock Fund. Effective June 1, 2006, all Employer contributions were deposited in the Regular Account. Therefore, no further Employer contributions will be deposited into the Retiree Medical Funding Account; however, this account will be maintained for historical recordkeeping purposes.

(d)	Vesting

For employees hired before July 1, 2003, a participant’s pre-tax contributions and earnings, and the Employer’s contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, a participant’s pre-tax contributions and earnings are immediately vested and non-forfeitable; however, Employer contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2009 and 2008
(e)	Distribution of Benefits

Upon termination of service with the Employer or an affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the participant does not elect one of the noted options, the plan administrator (the Administrator) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. The Administrator or its designee shall make such determination on a periodic basis, not less frequently than annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer’s common stock.

(f)	Participant Loans

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant’s current vested balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranged from 4.25 percent to 9.25 percent at December 31, 2009.

(g)	Withdrawals

A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need.

(h)	Expenses

All costs and expenses incident to the administration of the Plan are paid by the Administrator, or at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund, which are borne by the individual loan participants.

(i)	Forfeited Accounts

At December 31, 2009 and 2008 forfeited unvested accounts totaled $57 and $1,304, respectively. These accounts are used to reduce future employer contributions or administrative expenses.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2009 and 2008
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b)	Investment Valuation

The Plan’s investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Employer common stock is valued at its quoted market price. Participant loans are valued at amortized cost, which approximates fair value. All purchase and sale transactions are recorded on a trade date basis.

As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962, Plan Accounting — Defined Contribution Pension Plans (ASC 962), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(c)	Benefit Payments

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Recently Adopted Accounting Guidance

On July 1, 2009, the Plan adopted FASB Accounting Standards Update (ASU) 2009-01, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASU 2009-01), which is included in FASB ASC 105, Generally Accepted Accounting Principles. ASU 2009-01 establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the U.S. Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue ASUs. The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this Form 11-K have been updated for the Codification.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2009 and 2008
Effective for fiscal years and interim periods ending after June 15, 2009, the Plan is required to prospectively adopt guidance included in FASB ASC 855, Subsequent Events. This guidance sets forth the period after the date of the financial statements during which management of a plan should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which a plan should recognize events or transactions occurring after the date of its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the date of the financial statements. The Plan adopted this guidance during the year ended December 31, 2009. In accordance with this guidance, the Administrator has evaluated subsequent events through the date the plan financial statements are issued. There were no subsequent events that have occurred which would require adjustments to or disclosure in the plan financial statements.

(f)	Recently Issued Accounting Guidance

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosure (ASU 2010-06). ASU 2010-06 updated FASB ASC 820, Fair Value Measurements (ASC 820). ASU 2010-06 requires additional disclosures about fair value measurements including transfers in and out of levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of level 3 fair value measurements, information about purchases, sales, issuances and settlements should be presented separately. The adoption of ASU 2010-06 is not expected to have an impact on the financial statements of the Plan. The Plan will provide additional disclosures as required by this update beginning with the year ended December 31, 2010.
(3)	Investments

The following presents investments that represent five percent or more of the Plan’s assets available for benefits as of December 31:

	2009		2008
	Number of	Current	Number of	Current
	Shares/Units	Value	Shares/Units	Value

Vanguard Retirement Savings Trust	191,427	$191,427	150,048	$150,048
Diebold Company Stock Fund	6,594	64,555	5,662	54,808
Loomis Sayles Bond Fund	2,785	37,154	2,367	24,595
Loan Fund	N/A	37,145	N/A	49,481
Vanguard 500 Index Fund	350	35,901	272	22,571
All investments as of December 31, 2009 and 2008 are participant-directed.
The Plan has an interest in a fully benefit-responsive group annuity contract as part of the Vanguard Retirement Savings Trust (the Trust) option issued by the Vanguard Fiduciary Trust Company (the Trustee). As stated in ASC 962, described in note 2, the group trust contract is to be reported at contract value and disclosure of adjustment from fair value is required, as stated on the Statements of Net Assets Available for Benefits.
The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in Vanguard mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.
The average yield earned by the Trust for fully benefit-responsive investment contracts was 3.15 percent and 3.67 percent for the years ended December 31, 2009 and 2008, respectively. The average yield earned and paid to plan participants by the Trust was 2.86 percent and 3.38 percent for the years ended December 31, 2009 and 2008, respectively.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2009 and 2008
Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2009, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.
In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.
The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2009	2008
Balance Funds	$3,424	$(1,085)
Bond Funds	7,808	(3,044)
Diebold Company Stock Fund	1,232	(10,151)
Stock Funds	12,004	(11,832)

	$24,468	$(26,112)

(4)	Fair Value Measurements

In January 2008, the Plan adopted updated guidance included in ASC 820, for its financial assets and liabilities, as required. The updated guidance established a common definition for fair value to be applied to U.S. GAAP requiring the use of fair value, established a framework for measuring fair value, and expanded disclosure requirements about such fair value measurements. The guidance did not require any new fair value measurements, but rather applied to all other accounting pronouncements that require or permit fair value measurements.

In December 2009, the Plan adopted FASB ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amends ASC 820 to provide guidance on measuring the fair value of certain alternative investments such as hedge funds, private equity funds and venture capital funds. ASU 2009-12 indicates that, under certain circumstances, the fair value of such investments may be determined using net asset value (NAV) as a practical expedient, unless it is probable the investment will be sold at something other than NAV. In those situations, the practical expedient cannot be used and disclosure of the remaining actions necessary to complete the sale is required. ASU 2009-12 also requires additional disclosures of the attributes of all investments within the scope of the new guidance, regardless of whether an entity used the practical expedient to measure the fair value of any of its investments.

Fair Value Hierarchy:

The fair value framework described in ASC 820 requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
Level 3: Unobservable inputs for which there is little or no market data.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2009 and 2008
     Investments measured at fair value on a recurring basis are as follows:

	Fair Value at	Based on
	December 31, 2009	Level 1	Level 2	Level 3
Balanced Funds	$20,635	$20,635	$—	$—
Bond Funds	45,610	45,610	—	—
Diebold Company Stock Fund	64,555	64,555	—	—
Loan Fund	37,145	—	—	37,145
Stock Funds	64,187	64,187	—	—
Vanguard Retirement Savings Trust	191,427	—	191,427	—
Money Market Funds	57	—	57	—

Total	$423,616	$194,987	$191,484	$37,145

	Fair Value at	Based on
	December 31, 2008	Level 1	Level 2	Level 3
Balanced Funds	$4,352	$4,352	$—	$—
Bond Funds	30,170	30,170	—	—
Diebold Company Stock Fund	54,808	54,808	—	—
Loan Fund	49,481	—	—	49,481
Stock Funds	40,681	40,681	—	—
Vanguard Retirement Savings Trust	150,048	—	150,048	—

Total	$329,540	$130,011	$150,048	$49,481

Assets valued using level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market.
Assets valued using level 2 inputs in the table above represent the Plan’s investment in fully benefit-responsive investment contracts and money market funds. Investments in fully benefit-responsive investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar investments with comparable durations. Investments in money market funds are valued at the NAV of shares held by the Plan.
Assets valued using level 3 inputs in the table above represent participant loans and are valued at amortized cost, which approximates fair value.
The following table summarizes the changes in the fair value of the Plan’s level 3 assets for the period ended December 31:

	2009	2008
Balance, beginning of period	$49,481	$—
Purchases, sales, issuances and settlements, net	(12,336)	(3,665)
Transfers in	—	53,146

Balance, end of period	$37,145	$49,481

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2009 and 2008
(5)	Tax Status

The Department of the Treasury of Puerto Rico has determined and informed the employer by a letter dated April 17 2009, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994, as amended (Code). The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(7)	Party — In — Interest Transactions

The Trustee serves as the fund manager of the Vanguard 500 Index Fund, Vanguard International Growth Fund, Vanguard International Value Fund, Vanguard Prime Money Market, Vanguard PRIMECAP Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, and the Vanguard Retirement Savings Trust.

The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

(8)	Subsequent Events

The Administrator has evaluated subsequent events through the date the plan financial statements are issued. There were no subsequent events that have occurred which would require adjustments to or disclosure in the plan financial statements.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
EIN: 34-0183970
PLAN NUMBER: 001

(a)	(b)	(c)		(d)	(e)
		Description of Investment including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,			Current
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares	Cost	Value

	Loomis Sayles Bond Fund	Registered Investment Company	2,785	***	$37,154
*	Vanguard 500 Index Fund	Registered Investment Company	350	***	35,901
*	Vanguard International Growth Fund	Registered Investment Company	29	***	493
*	Vanguard International Value Fund	Registered Investment Company	19	***	593
*	Vanguard Prime Money Market	Registered Investment Company	57	***	57
*	Vanguard PRIMECAP Fund	Registered Investment Company	10	***	612
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	10	***	114
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	100	***	2,043
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	179	***	2,019
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	654	***	12,621
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	145	***	1,680
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	149	***	1,789
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	9	***	176
*	Vanguard Target Retirement Income Fund	Registered Investment Company	18	***	193
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	817	***	8,456
*	Vanguard U.S. Growth Fund	Registered Investment Company	370	***	6,082
*	Vanguard Windsor II Fund	Registered Investment Company	866	***	20,506
*	Vanguard Retirement Savings Trust	Common/ Collective Trust	191,427	***	191,427
*	Diebold Company Stock Fund	Company Stock Fund	6,594	***	64,555
	Participant Loans	2 years - 5 years; 4.25% - 9.25%		**	37,145

					$423,616

*	Party-in-interest

**	The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i.

***	Information not required pursuant to instructions to Form 5500 for participant-directed funds.

SIGNATURES
Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Diebold, Incorporated, the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Date: June 29, 2010	By:	/s/ Bradley C. Richardson
Bradley C. Richardson
Executive Vice President and Chief Financial Officer (Principal Financial Officer)